UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-14187

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

INDEPENDENT AUDITOR’S REPORT
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of Ciulla, Smith & Dale, LLP

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Independent Auditor’s Report

To The Plan Administrator of the
RPM International Inc. 401(K) Trust and Plan

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. 401(K) Trust and Plan, as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplemental schedule of assets held for investment purposes at December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule of assets held for investment purposes at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ciulla, Smith, & Dale, LLP

Cleveland, Ohio
June 11, 2004

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments, at Fair Value	$213,822,563	$172,209,793
Receivables
Employer contribution	526,086	341,861
Employee contribution	1,044,896	877,459
Interest and dividends		295

	1,570,982	1,219,615

Net Assets Available for Benefits	$215,393,545	$173,429,408

(See notes to financial statements.)

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

Additions to Net Assets Attributable to:
Employer contributions	$7,517,994
Employee contributions	14,684,613
Rollover contributions	1,815,508	$24,018,115

Interest and dividend income		1,952,819
Other (loss)		(937)
Realized (loss) on sales of investments		(7,853,853)
Unrealized appreciation in aggregate fair value of investments		37,660,504

Total Additions		55,776,648
Deductions from Net Assets Attributable to:
Benefit payments to participants	(13,601,633)
Administrative expenses	(210,878)	(13,812,511)

Net Additions		41,964,137
Net Assets Available for Benefits at Beginning of Year		173,429,408

Net Assets Available for Benefits at End of Year		$215,393,545

(See notes to financial statements.)

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

The assets of the Plan, as reflected in the accompanying statements, are stated at current market value as of the statement date. The Plan has no investments in assets not having a readily determinable market value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B — DESCRIPTION OF THE PLAN

The Plan is a defined contribution savings Plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Parent). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Participating employees may make voluntary contributions up to 20% of pre-tax annual compensation as defined in the Plan. The Plan currently offers sixteen investment and employer stock funds as investment options for participants. The Company contributes 100% of the first 3% and 50% of the next 2% of compensation that a participant contributes to the Plan. The matching Company contribution is invested in the same manner that the participants invest their own contributions. Contributions are subject to certain limitations. Vesting is immediate for contributions, both employee and employer, and earnings thereon.

Further information may be obtained from the Plan administrator.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

NOTE C — INVESTMENTS

The following presents investments at December 31, 2003 and 2002, that represent 5% or more of the Plan’s net assets:

	2003		2002
Victory DCS Money Market Fund	*	*	$18,185,430
Victory DCS Magic Fund	*	*	10,117,869
American Government Securities Fund	*	*	11,881,746
American Washington Mutual Fund	$20,665,188		15,170,170
Fidelity Magellan Fund	*	*	21,168,960
Fidelity Contra Fund	26,194,635		19,148,893
Janus Balanced Fund	19,773,531		16,739,591
Stable Portfolio Group Trust	28,469,534		*	*
Fidelity Advisor Ser 1 Mid Cap	9,694,817		*	*
Growth Fund of America	30,604,548		*	*
Neuberger & Berman Genesis Fund	9,940,859		*	*
Templeton Foreign Fund	11,524,675		*	*
Fidelity Advisor Gov’t Investment Fund	9,293,090		*	*
RPM International Inc. Stock Fund	30,825,227		32,263,628

**	Fund balance did not represent 5% of the Plan’s net assets.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $29,806,651.

	Gains(Losses)	Gains(Losses)	Gains(Losses)
	Realized	Unrealized	Total
Common/Collective Trust	$370,252	$2,114,482	$2,484,734
Mutual Funds	(9,103,213)	34,208,161	25,104,948
Unitized Assets	868,637	12,439,857	13,308,494
Common Stock	10,471	(11,101,996)	(11,091,525)

	$(7,853,853)	$(37,660,504)	$29,806,651

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

     NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	December 31,
	2003	2002
Net Assets:
Life insurance	$168,794	$169,731
Loan fund	4,646,444	4,064,405

	$4,815,238	$4,234,136

Year Ended
December 31,
2003
Changes in Net Assets:
Other (loss)	$(937)
Benefits paid to participants	(170,269)
Transfers from participant-directed investments	752,308

$581,102

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

NOTE F — INCOME TAX STATUS

The Plan obtained its latest determination letter on September 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE G — DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has no instrument that, in whole or in part, is accounted for as a derivative instrument under FASB statement No. 133, Accounting for Derivative Instruments and Hedging Activities during the current Plan year.

NOTE H — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $59,912 for the year ended December 31, 2003.

NOTE I — PLAN TRUSTEE

Effective March 3, 2003 the Plan changed trustees from Key Trust to Wachovia Bank N.A.

RPM INTERNATIONAL INC. 401(K) TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

FEDERAL ID #02-0642224 PLAN 011

     1. Schedule H — Line 4i — Schedule of Assets Held for Investment Purposes

	(b) & (c)	(d)	(e)
(a)
			Current
	Identity of Issue & Description	Cost	Value
*	Wachovia Bank, N.A., Stable Portfolio Group Trust	$27,863,330	$28,469,534
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	6,026,712	7,534,990
	Cash	45,649	45,649
	Fidelity Advisor Ser 1 Mid Cap Fund	7,366,756	9,694,818
	Fidelity Contra Fund	20,181,165	26,194,635
	Growth Fund of America	23,245,171	30,604,548
	Neuberger & Berman Genesis Fund	7,873,409	9,940,859
	Washington Mutual Investors Fund	16,333,086	20,665,188
	Putnam International Equity Fund	775,216	860,942
	Templeton Foreign Fund	8,787,865	11,524,675
	Janus Balanced Fund	17,618,477	19,773,531
	Evergreen Core Bond Fund	1,839,244	1,865,778
	Fidelity Advisors Government Investment	9,271,035	9,293,090
	RPM International Stock Fund	18,601,888	30,825,227
	RPM International Conservative Fund	292,358	312,877
	RPM International Moderate Fund	660,145	756,748
	RPM International Growth Fund	566,895	644,236
	Northwestern Mutual Life Insurance	168,794	168,794
	Participant Loans (5.00% to 10.50%)	-0-	4,646,444

	Total		$213,822,563

See Accountant’s Report
See Notes to Financial Statements.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Ronald A. Rice

Ronald A. Rice, Senior Vice President - Administration

Date: June 28, 2004

EXHIBIT INDEX

23.1	Consent of Ciulla, Smith & Dale, LLP